SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                      BOULDER CAPITAL OPPORTUNITIES II LTD.
                                (Name of issuer)

                                  Common Shares
                         (Title of class of securities)

                                   101408 10 2
                                 (CUSIP number)

                                 DON A. SANDERS,
                             600 Travis, Suite 3100
                              Houston, Texas 77002
                                 (713) 224-3100
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 2, 2005
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

CUSIP No. 101408 10 2                      13D                 Page 2 of 5 Pages

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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Don A. Sanders
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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               7    SOLE VOTING POWER

                    268,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           268,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     268,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.3%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

CUSIP No. 101408 10 2                      13D                 Page 3 of 5 Pages


Item 1.     Security and Issuer

      The class of equity securities to which this statement relates is the common stock (the "Common Stock") of Boulder Capital Opportunities II Ltd., a Colorado corporation, whose principal executive office is located at P.O. Box 12483 Chandler, Arizona 85248.

Item 2.     Identity and Background

      Don A. Sanders ("Sanders") is the Vice Chairman and a director of Sanders Morris Harris Group, Inc. ("SMHG") and a director of Sanders Morris Harris Inc., an investment-banking firm and wholly owned subsidiary of SMHG. The address of his principle office is 600 Travis, Suite 3100, Houston, Texas 77002. Mr. Sanders is a citizen of the United States.

      Sanders has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Sanders during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.     Source and Amount of Funds or other Consideration

      The funds used or to be used in making purchases of the Issuer's Common Stock are personal funds of Sanders.

      On December 2, 2005, Sanders acquired 250,000 shares of Common Stock of the Issuer at a price of $0.075 per share. Sanders previously acquired 18,000 shares of Common Stock of the Issuer in September 1999.

Item 4.     Purpose of Transaction

      The securities of the Issuer were acquired by Sanders for his own account. Sanders entered into these transactions for general investment purposes.

      Sanders reviews continuously his equity interest in the Issuer and may or may not seek involvement in the Issuer's affairs. Depending upon his evaluation of the Issuer's business and prospects and upon future developments, Sanders may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any such additional purchases of the securities may be in open market or privately negotiated transactions or otherwise.

      Except as described in this Item 4, the Reporting Persons have no present plans or proposals which relate or would result in: (i) the acquisition by any person of additional

CUSIP No. 101408 10 2                      13D                 Page 4 of 5 Pages

securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change to the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

      (a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

                                       Aggregate
                                         Number                  Percentage
       Beneficial Owner             of Shares Owned               of Class

         Don A. Sanders                 268,000                     8.3%

      (b) The number of shares of Common Stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference.

      (c) Not applicable.

      (d) Sanders has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of the 268,000 shares of Common Stock he owns directly.

      (e) Not applicable

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

      The Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures.

CUSIP No. 101408 10 2                      13D                 Page 5 of 5 Pages

Item 7.    Materials to be Filed as Exhibits.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this filing is true, correct and complete.

Dated: June 21, 2006                                 /s/ Don A. Sanders
                                                     ------------------------

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).